UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of August 2014
_____________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Monthly report of unconsolidated results of banking operation in Colombia under Colombian Banking GAAP – July 2014

Monthly report of unconsolidated results of
our banking operation in Colombia
under Colombian Banking GAAP

July, 2014

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores), and in this capacity, it is subject to oversight by the Superintendency of Finance. Grupo Aval is not a financial institution and it is not supervised or regulated as a financial institution in Colombia. Grupo Aval is not required to file individual, nor consolidated financial statements on a monthly basis.

These results are exclusively provided for informational purposes and contain the unconsolidated financial statements of our four Colombian banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas, together, the “Banks”) as reported to the Superintendency of Finance, and the combined financial statements of the unconsolidated results of our Banks, which reflect approximately 80% of the consolidated results of Grupo Aval.  These unconsolidated financial statements do not reflect the consolidation process of subsidiaries such as Corficolombiana, Porvenir or BAC Credomatic, are not intended to reflect the consolidated financial statements of Grupo Aval and are not necessarily indicative of the results for any other future interim period.

Even though, the information herein has not been audited, financial statements and other financial data included in this report is prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, “Colombian Banking GAAP.”

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

Tatiana Uribe Benninghoff
Vice-President of Financial Planning and Investor Relations
Tel.: +571 241 9700  x3297 / 3600
E-mail: turibe@grupoaval.com

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF JULY, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Jul-13	Jun-14	Jul-14	Jul-14 Vs. Jun-14	Jul-14 Vs. Jul-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	6,523,887	9,290,202	9,601,929	3.4	47.2
Interbank and overnight funds	612,228	984,357	1,443,606	46.7	135.8
Total Cash and cash equivalents	7,136,115	10,274,559	11,045,535	7.5	54.8
INVESTMENT SECURITIES
Debt securities	12,838,843	14,173,657	13,781,803	(2.8)	7.3
Trading	3,566,457	1,795,747	1,574,521	(12.3)	(55.9)
Available for Sale	6,297,858	9,200,005	9,409,906	2.3	49.4
Held to maturity	2,974,527	3,177,905	2,797,375	(12.0)	(6.0)
Equity securities	9,327,902	11,143,113	11,174,155	0.3	19.8
Trading	38,438	45,268	46,993	3.8	22.3
Available for Sale	9,289,464	11,097,844	11,127,162	0.3	19.8
Allowance	(3,023)	(961)	(960)	(0.1)	(68.2)
Total investment securities, net	22,163,721	25,315,809	24,954,998	(1.4)	12.6
LOANS AND FINANCIAL LEASES
Commercial loans	42,415,492	48,612,060	48,468,831	(0.3)	14.3
Consumer loans	19,588,944	21,672,818	21,884,688	1.0	11.7
Microcredit	303,695	349,803	348,473	(0.4)	14.7
Mortgage loans	1,420,385	2,356,327	2,436,722	3.4	71.6
Financial leases	5,822,044	6,382,146	6,342,493	(0.6)	8.9
Allowance for loans and financial leases losses	(2,514,644)	(2,715,506)	(2,710,836)	(0.2)	7.8
Total loans and financial leases, net	67,035,916	76,657,648	76,770,371	0.1	14.5
Interest accrued on loans and financial leases	676,714	746,308	731,052	(2.0)	8.0
Allowance on Interest accrued on loans and financial leases	(82,718)	(93,186)	(91,840)	(1.4)	11.0
Interest accrued on loans and financial leases, net	593,995	653,122	639,212	(2.1)	7.6
Bankers' acceptances, spot transactions and derivatives	319,135	504,593	483,871	(4.1)	51.6
Accounts receivable, net	1,153,206	1,224,592	1,159,780	(5.3)	0.6
Property, plant and equipment, net	841,452	864,440	873,561	1.1	3.8
Operating leases, net	356,155	401,554	399,402	(0.5)	12.1
Foreclosed assets, net	58,961	57,461	60,933	6.0	3.3
Prepaid expenses and deferred charges	494,698	346,571	352,405	1.7	(28.8)
Goodwill, net	499,260	564,815	562,340	(0.4)	12.6
Other assets, net	972,647	778,138	804,317	3.4	(17.3)
Reappraisal of assets	1,974,435	2,253,647	2,316,840	2.8	17.3
Total assets	103,599,696	119,896,950	120,423,564	0.4	16.2
LIABILITIES
DEPOSITS
Checking accounts	13,753,374	16,332,653	15,607,414	(4.4)	13.5
Time deposits	19,018,380	21,181,060	21,222,287	0.2	11.6
Savings deposits	34,535,599	42,859,493	43,078,877	0.5	24.7
Other	571,906	653,034	512,318	(21.5)	(10.4)
Total deposits	67,879,260	81,026,240	80,420,896	(0.7)	18.5
Bankers' acceptances, spot transactions and derivatives	344,227	404,573	426,793	5.5	24.0
Interbank borrowings and overnight funds	3,263,504	2,946,987	4,155,140	41.0	27.3
Borrowings from banks and other	4,566,520	5,214,236	5,149,710	(1.2)	12.8
Accrued interest payable	251,016	265,094	255,457	(3.6)	1.8
Other accounts payable	1,902,253	1,852,181	1,575,986	(14.9)	(17.2)
Bonds	7,083,308	6,982,662	6,926,726	(0.8)	(2.2)
Estimated Liabilities	808,371	700,350	800,500	14.3	(1.0)
Other liabilities	875,062	922,302	946,182	2.6	8.1
Total liabilities	86,973,521	100,314,623	100,657,389	0.3	15.7
Total shareholders' equity	16,626,175	19,582,327	19,766,175	0.9	18.9
Total liabilities and shareholders' equity	103,599,696	119,896,950	120,423,564	0.4	16.2

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF JULY, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Jul-13	Jul-14	Jul-14 Vs. Jul-13	Jun-14	Jul-14	Jul-14 Vs. Jun-14
INTEREST INCOME
Interest on loans	3,951,809	4,095,913	3.6	593,081	603,842	1.8
Interest on investment securities	495,297	434,133	(12.3)	79,151	68,381	(13.6)
Interbank and overnight funds	75,391	70,923	(5.9)	11,277	11,602	2.9
Financial leases	353,291	346,822	(1.8)	48,794	50,795	4.1
Total Interest Income	4,875,788	4,947,791	1.5	732,303	734,619	0.3
INTEREST EXPENSE
Checking accounts	66,099	68,565	3.7	9,912	11,065	11.6
Time deposits	547,519	507,919	(7.2)	76,749	76,937	0.2
Saving deposits	609,861	703,832	15.4	101,943	113,887	11.7
Total interest expense on deposits	1,223,479	1,280,316	4.6	188,604	201,889	7.0
Borrowings from banks and others	86,066	74,472	(13.5)	10,444	10,427	(0.2)
Interbank and overnight funds (expenses)	37,854	43,755	15.6	7,457	5,985	(19.7)
Bonds	232,362	230,661	(0.7)	35,415	35,656	0.7
Total interest expense	1,579,760	1,629,203	3.1	241,920	253,956	5.0
Net Interest Income	3,296,028	3,318,587	0.7	490,384	480,663	(2.0)
Provisions for loan and financial lease losses, accrued interest and other, net	691,595	690,467	(0.2)	99,667	96,613	(3.1)
Recovery of charged-off assets	(85,127)	(97,748)	14.8	(13,045)	(14,395)	10.3
Provision for investment securities, foreclosed assets and other assets	16,796	23,804	41.7	2,476	2,558	3.3
Recovery of provisions for investments securities, foreclosed assets and other assets	(11,628)	(11,147)	(4.1)	(1,974)	(362)	(81.6)
Total provisions, net	611,635	605,376	(1.0)	87,124	84,414	(3.1)
Net interest income after provisions	2,684,393	2,713,211	1.1	403,259	396,249	(1.7)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	559,738	613,405	9.6	87,190	91,995	5.5
Branch network services	17,149	18,910	10.3	2,707	2,919	7.8
Credit card merchant fees	106,743	121,402	13.7	16,676	20,234	21.3
Checking fees	38,663	38,848	0.5	5,099	5,856	14.9
Other	51,233	56,695	10.7	8,003	8,463	5.8
Total fees and other services income	773,526	849,261	9.8	119,674	129,467	8.2
Fees and other services expenses	212,486	223,975	5.4	32,623	37,077	13.7
Fees and other services income, net	561,040	625,286	11.5	87,052	92,390	6.1
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	172,382	(66,825)	(138.8)	(33,335)	4,896	114.7
Gains (losses) on derivative operations, net	(70,579)	173,929	346.4	48,905	11,081	(77.3)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	566,872	564,673	(0.4)	135,197	4,707	(96.5)
Other	106,925	135,482	26.7	18,794	19,135	1.8
Total other operating income	775,600	807,259	4.1	169,561	39,819	(76.5)
Total operating income	4,021,033	4,145,756	3.1	659,872	528,458	(19.9)
OPERATING EXPENSES
Salaries and employee benefits	713,587	736,974	3.3	105,002	108,574	3.4
Bonus plan payments	22,666	23,884	5.4	4,279	3,064	(28.4)
Termination payments	3,460	2,982	(13.8)	272	188	(30.6)
Administrative and other expenses	1,168,573	1,253,741	7.3	189,764	187,362	(1.3)
Insurance on deposit, net	109,956	115,147	4.7	14,279	17,589	23.2
Charitable and other donation expenses	1,546	1,417	(8.4)	134	132	(1.4)
Depreciation	132,135	154,899	17.2	22,521	22,397	(0.6)
Goodwill amortization	14,112	16,450	16.6	2,383	2,475	3.8
Total operating expenses	2,166,035	2,305,494	6.4	338,634	341,781	0.9
Net operating income	1,854,998	1,840,262	(0.8)	321,237	186,677	(41.9)
NON-OPERATING INCOME (EXPENSE)
Other income	183,144	165,473	(9.6)	21,315	13,902	(34.8)
Other expenses	46,537	46,047	(1.1)	7,307	4,579	(37.3)
Non-operating income (expense), net	136,607	119,425	(12.6)	14,008	9,323	(33.4)
Income before income tax expense	1,991,605	1,959,687	(1.6)	335,246	196,001	(41.5)
Income tax expense	557,834	536,902	(3.8)	87,016	71,021	(18.4)
Net income	1,433,771	1,422,786	(0.8)	248,229	124,980	(49.7)

BANCO DE BOGOTÁ
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JULY, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Jul-13	Jun-14	Jul-14	Jul-14 Vs. Jun-14	Jul-14 Vs. Jul-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	3,420,123	5,178,638	5,371,185	3.7	57.0
Interbank and overnight funds	470,900	302,362	680,416	125.0	44.5
Total Cash and cash equivalents	3,891,024	5,480,999	6,051,600	10.4	55.5
INVESTMENT SECURITIES
Debt securities	5,601,441	5,656,030	5,597,309	(1.0)	(0.1)
Trading	1,499,966	381,627	350,428	(8.2)	(76.6)
Available for Sale	2,687,341	3,750,868	3,888,272	3.7	44.7
Held to maturity	1,414,133	1,523,534	1,358,609	(10.8)	(3.9)
Equity securities	7,326,893	8,929,376	8,948,142	0.2	22.1
Trading	-	-	-	N.A.	N.A.
Available for Sale	7,326,893	8,929,376	8,948,142	0.2	22.1
Allowance	(751)	(736)	(735)	(0.1)	(2.1)
Total investment securities, net	12,927,583	14,584,670	14,544,716	(0.3)	12.5
LOANS AND FINANCIAL LEASES
Commercial loans	25,111,887	29,181,658	29,000,134	(0.6)	15.5
Consumer loans	6,408,539	7,265,103	7,364,762	1.4	14.9
Microcredit	275,474	327,920	327,315	(0.2)	18.8
Mortgage loans	445,679	1,020,008	1,057,540	3.7	137.3
Financial leases	1,378,740	1,684,284	1,697,898	0.8	23.1
Allowance for loans and financial leases losses	(1,112,202)	(1,219,099)	(1,217,206)	(0.2)	9.4
Total loans and financial leases, net	32,508,117	38,259,873	38,230,443	(0.1)	17.6
Interest accrued on loans and financial leases	331,241	385,263	380,475	(1.2)	14.9
Allowance on Interest accrued on loans and financial leases	(44,276)	(49,884)	(48,742)	(2.3)	10.1
Interest accrued on loans and financial leases, net	286,965	335,380	331,733	(1.1)	15.6
Bankers' acceptances, spot transactions and derivatives	251,341	398,453	376,325	(5.6)	49.7
Accounts receivable, net	592,939	723,366	665,797	(8.0)	12.3
Property, plant and equipment, net	324,677	357,488	358,576	0.3	10.4
Operating leases, net	808	4,580	5,244	14.5	549.2
Foreclosed assets, net	18,563	17,739	21,187	19.4	14.1
Prepaid expenses and deferred charges	225,563	152,951	145,808	(4.7)	(35.4)
Goodwill, net	475,873	542,896	540,563	(0.4)	13.6
Other assets, net	413,709	358,589	361,919	0.9	(12.5)
Reappraisal of assets	1,006,893	1,088,031	1,136,348	4.4	12.9
Total assets	52,924,054	62,305,013	62,770,258	0.7	18.6
LIABILITIES
DEPOSITS
Checking accounts	7,703,095	8,953,301	8,835,609	(1.3)	14.7
Time deposits	11,481,868	12,504,395	12,676,101	1.4	10.4
Savings deposits	14,726,097	19,639,256	18,637,227	(5.1)	26.6
Other	288,614	308,557	260,460	(15.6)	(9.8)
Total deposits	34,199,673	41,405,509	40,409,397	(2.4)	18.2
Bankers' acceptances, spot transactions and derivatives	285,425	335,270	336,841	0.5	18.0
Interbank borrowings and overnight funds	2,290,904	1,602,782	3,161,547	97.3	38.0
Borrowings from banks and other	2,292,221	2,827,649	2,733,704	(3.3)	19.3
Accrued interest payable	129,453	140,550	129,616	(7.8)	0.1
Other accounts payable	839,124	958,342	791,182	(17.4)	(5.7)
Bonds	2,511,061	2,499,696	2,497,602	(0.1)	(0.5)
Estimated Liabilities	334,834	359,709	409,008	13.7	22.2
Other liabilities	334,740	308,595	327,654	6.2	(2.1)
Total liabilities	43,217,435	50,438,102	50,796,550	0.7	17.5
Total shareholders' equity	9,706,618	11,866,912	11,973,708	0.9	23.4
Total liabilities and shareholders' equity	52,924,054	62,305,013	62,770,258	0.7	18.6

BANCO DE BOGOTÁ
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JULY, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Jul-13	Jul-14	Jul-14 Vs. Jul-13	Jun-14	Jul-14	Jul-14 Vs. Jun-14
INTEREST INCOME
Interest on loans	1,829,480	1,932,416	5.6	280,697	288,441	2.8
Interest on investment securities	282,654	156,346	(44.7)	30,153	18,285	(39.4)
Interbank and overnight funds	37,498	37,674	0.5	4,841	6,440	33.0
Financial leases	79,159	83,483	5.5	12,227	12,524	2.4
Total Interest Income	2,228,791	2,209,920	(0.8)	327,918	325,691	(0.7)
INTEREST EXPENSE
Checking accounts	53,276	56,902	6.8	8,137	9,140	12.3
Time deposits	295,594	275,718	(6.7)	41,944	42,211	0.6
Saving deposits	294,967	299,742	1.6	41,566	48,740	17.3
Total interest expense on deposits	643,838	632,362	(1.8)	91,647	100,092	9.2
Borrowings from banks and others	39,547	36,453	(7.8)	5,146	5,109	(0.7)
Interbank and overnight funds (expenses)	11,498	23,035	100.3	5,215	2,633	(49.5)
Bonds	74,849	84,716	13.2	11,840	11,864	0.2
Total interest expense	769,732	776,565	0.9	113,848	119,698	5.1
Net Interest Income	1,459,059	1,433,355	(1.8)	214,070	205,993	(3.8)
Provisions for loan and financial lease losses, accrued interest and other, net	314,888	359,023	14.0	54,323	46,973	(13.5)
Recovery of charged-off assets	(33,307)	(35,798)	7.5	(5,420)	(6,355)	17.3
Provision for investment securities, foreclosed assets and other assets	7,931	5,225	(34.1)	975	983	0.8
Recovery of provisions for investments securities, foreclosed assets and other assets	(5,401)	(1,196)	(77.9)	(456)	(113)	(75.3)
Total provisions, net	284,111	327,253	15.2	49,423	41,489	(16.1)
Net interest income after provisions	1,174,948	1,106,102	(5.9)	164,647	164,504	(0.1)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	320,715	353,688	10.3	49,823	52,838	6.1
Branch network services	17,079	18,840	10.3	2,697	2,909	7.9
Credit card merchant fees	39,936	47,892	19.9	6,820	7,884	15.6
Checking fees	20,178	20,441	1.3	2,776	3,056	10.1
Other	2,676	2,077	(22.4)	191	545	185.6
Total fees and other services income	400,584	442,938	10.6	62,306	67,232	7.9
Fees and other services expenses	78,684	74,895	(4.8)	10,541	11,375	7.9
Fees and other services income, net	321,900	368,043	14.3	51,766	55,857	7.9
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	147,776	(85,209)	(157.7)	(36,597)	(2,776)	(92.4)
Gains (losses) on derivative operations, net	(62,829)	170,603	371.5	48,929	14,965	(69.4)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	446,109	464,951	4.2	134,850	4,681	(96.5)
Other	1,600	2,188	36.7	302	357	18.4
Total other operating income	532,657	552,534	3.7	147,484	17,227	(88.3)
Total operating income	2,029,505	2,026,679	(0.1)	363,897	237,589	(34.7)
OPERATING EXPENSES
Salaries and employee benefits	304,608	321,136	5.4	44,453	47,774	7.5
Bonus plan payments	5,929	5,633	(5.0)	1,036	255	(75.4)
Termination payments	188	230	21.9	1	29	N.A.
Administrative and other expenses	553,674	615,369	11.1	91,715	93,188	1.6
Insurance on deposit, net	54,072	52,910	(2.1)	8,135	7,838	(3.6)
Charitable and other donation expenses	72	-	(100.0)	-	-	N.A.
Depreciation	29,630	33,952	14.6	4,863	4,905	0.9
Goodwill amortization	13,227	15,503	17.2	2,241	2,333	4.1
Total operating expenses	961,400	1,044,732	8.7	152,443	156,321	2.5
Net operating income	1,068,105	981,947	(8.1)	211,453	81,268	(61.6)
NON-OPERATING INCOME (EXPENSE)
Other income	71,005	85,275	20.1	6,770	7,462	10.2
Other expenses	19,822	16,968	(14.4)	2,654	2,089	(21.3)
Non-operating income (expense), net	51,183	68,307	33.5	4,116	5,373	30.5
Income before income tax expense	1,119,288	1,050,253	(6.2)	215,569	86,641	(59.8)
Income tax expense	285,718	262,068	(8.3)	47,090	32,984	(30.0)
Net income	833,571	788,185	(5.4)	168,479	53,657	(68.2)

BANCO DE OCCIDENTE
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JULY, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Jul-13	Jun-14	Jul-14	Jul-14 Vs. Jun-14	Jul-14 Vs. Jul-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	1,561,478	2,043,901	2,143,749	4.9	37.3
Interbank and overnight funds	122,069	626,879	526,159	(16.1)	331.0
Total Cash and cash equivalents	1,683,547	2,670,780	2,669,908	(0.0)	58.6
INVESTMENT SECURITIES
Debt securities	2,977,369	3,591,506	3,821,882	6.4	28.4
Trading	1,352,669	750,684	781,348	4.1	(42.2)
Available for Sale	1,025,607	2,180,002	2,442,245	12.0	138.1
Held to maturity	599,093	660,820	598,288	(9.5)	(0.1)
Equity securities	1,459,950	1,618,232	1,625,674	0.5	11.4
Trading	-	-	-	N.A.	N.A.
Available for Sale	1,459,950	1,618,232	1,625,674	0.5	11.4
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	4,437,319	5,209,738	5,447,556	4.6	22.8
LOANS AND FINANCIAL LEASES
Commercial loans	9,928,145	11,107,560	11,114,097	0.1	11.9
Consumer loans	3,869,324	4,778,226	4,872,899	2.0	25.9
Microcredit	-	-	-	N.A.	N.A.
Mortgage loans	6,764	70,929	79,757	12.4	N.A.
Financial leases	4,146,273	4,447,478	4,400,146	(1.1)	6.1
Allowance for loans and financial leases losses	(664,643)	(744,390)	(754,689)	1.4	13.5
Total loans and financial leases, net	17,285,863	19,659,804	19,712,211	0.3	14.0
Interest accrued on loans and financial leases	158,291	170,897	163,287	(4.5)	3.2
Allowance on Interest accrued on loans and financial leases	(20,682)	(22,572)	(23,385)	3.6	13.1
Interest accrued on loans and financial leases, net	137,609	148,325	139,902	(5.7)	1.7
Bankers' acceptances, spot transactions and derivatives	67,205	103,509	103,155	(0.3)	53.5
Accounts receivable, net	474,793	402,728	390,837	(3.0)	(17.7)
Property, plant and equipment, net	252,855	252,310	257,932	2.2	2.0
Operating leases, net	354,934	396,627	393,818	(0.7)	11.0
Foreclosed assets, net	23,632	18,659	19,109	2.4	(19.1)
Prepaid expenses and deferred charges	139,255	116,293	126,741	9.0	(9.0)
Goodwill, net	23,387	21,919	21,777	(0.6)	(6.9)
Other assets, net	357,871	211,284	225,321	6.6	(37.0)
Reappraisal of assets	392,507	490,246	504,819	3.0	28.6
Total assets	25,630,776	29,702,222	30,013,086	1.0	17.1
LIABILITIES
DEPOSITS
Checking accounts	3,919,255	4,818,361	4,442,246	(7.8)	13.3
Time deposits	3,707,651	4,861,018	4,697,887	(3.4)	26.7
Savings deposits	8,239,521	9,861,601	11,185,681	13.4	35.8
Other	164,996	232,464	159,946	(31.2)	(3.1)
Total deposits	16,031,423	19,773,444	20,485,760	3.6	27.8
Bankers' acceptances, spot transactions and derivatives	57,976	67,234	86,056	28.0	48.4
Interbank borrowings and overnight funds	360,394	683,335	309,637	(54.7)	(14.1)
Borrowings from banks and other	1,996,842	2,037,896	2,052,135	0.7	2.8
Accrued interest payable	74,362	76,050	80,257	5.5	7.9
Other accounts payable	483,099	417,907	361,507	(13.5)	(25.2)
Bonds	2,765,477	2,412,527	2,358,686	(2.2)	(14.7)
Estimated Liabilities	152,456	85,398	105,987	24.1	(30.5)
Other liabilities	133,371	192,327	175,653	(8.7)	31.7
Total liabilities	22,055,399	25,746,118	26,015,678	1.0	18.0
Total shareholders' equity	3,575,378	3,956,104	3,997,407	1.0	11.8
Total liabilities and shareholders' equity	25,630,776	29,702,222	30,013,086	1.0	17.1

BANCO DE OCCIDENTE
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JULY, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Jul-13	Jul-14	Jul-14 Vs. Jul-13	Jun-14	Jul-14	Jul-14 Vs. Jun-14
INTEREST INCOME
Interest on loans	840,015	893,218	6.3	131,374	132,413	0.8
Interest on investment securities	39,624	88,842	124.2	12,559	15,405	22.7
Interbank and overnight funds	25,692	23,727	(7.7)	3,749	4,094	9.2
Financial leases	252,964	248,339	(1.8)	34,583	36,132	4.5
Total Interest Income	1,158,295	1,254,127	8.3	182,265	188,045	3.2
INTEREST EXPENSE
Checking accounts	5,909	7,822	32.4	1,224	1,319	7.8
Time deposits	123,088	129,526	5.2	19,723	19,594	(0.7)
Saving deposits	135,624	173,034	27.6	27,415	33,116	20.8
Total interest expense on deposits	264,621	310,382	17.3	48,362	54,030	11.7
Borrowings from banks and others	36,784	33,257	(9.6)	4,611	4,633	0.5
Interbank and overnight funds (expenses)	12,548	4,387	(65.0)	448	275	(38.4)
Bonds	93,058	83,566	(10.2)	13,435	13,036	(3.0)
Total interest expense	407,012	431,591	6.0	66,855	71,975	7.7
Net Interest Income	751,284	822,535	9.5	115,409	116,070	0.6
Provisions for loan and financial lease losses, accrued interest and other, net	211,282	213,185	0.9	29,576	31,524	6.6
Recovery of charged-off assets	(30,012)	(36,763)	22.5	(2,517)	(4,712)	87.2
Provision for investment securities, foreclosed assets and other assets	5,577	7,199	29.1	624	730	17.0
Recovery of provisions for investments securities, foreclosed assets and other assets	(4,088)	(4,854)	18.7	(1,256)	(117)	(90.7)
Total provisions, net	182,759	178,767	(2.2)	26,427	27,425	3.8
Net interest income after provisions	568,524	643,768	13.2	88,983	88,645	(0.4)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	99,606	113,054	13.5	16,121	17,220	6.8
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	54,233	59,671	10.0	7,955	9,928	24.8
Checking fees	12,156	12,182	0.2	1,533	1,820	18.7
Other	18,133	19,521	7.7	2,842	2,606	(8.3)
Total fees and other services income	184,127	204,428	11.0	28,451	31,574	11.0
Fees and other services expenses	73,634	83,120	12.9	11,825	14,864	25.7
Fees and other services income, net	110,493	121,308	9.8	16,626	16,710	0.5
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	21,656	18,729	(13.5)	3,436	7,576	120.5
Gains (losses) on derivative operations, net	(7,055)	3,222	145.7	(588)	(3,888)	561.6
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	93,053	76,184	(18.1)	120	-	(100.0)
Other	104,399	131,888	26.3	18,016	18,580	3.1
Total other operating income	212,054	230,022	8.5	20,985	22,269	6.1
Total operating income	891,072	995,099	11.7	126,593	127,624	0.8
OPERATING EXPENSES
Salaries and employee benefits	185,872	187,179	0.7	27,224	27,483	1.0
Bonus plan payments	13,184	13,609	3.2	2,862	2,357	(17.7)
Termination payments	2,512	1,882	(25.1)	220	159	(27.6)
Administrative and other expenses	263,899	287,086	8.8	39,129	44,117	12.7
Insurance on deposit, net	26,320	30,252	14.9	2,764	5,087	84.1
Charitable and other donation expenses	270	531	97.1	8	6	(23.7)
Depreciation	78,919	98,278	24.5	14,491	14,257	(1.6)
Goodwill amortization	885	947	7.0	142	142	0.0
Total operating expenses	571,861	619,765	8.4	86,839	93,608	7.8
Net operating income	319,211	375,334	17.6	39,754	34,016	(14.4)
NON-OPERATING INCOME (EXPENSE)
Other income	20,933	24,320	16.2	2,375	1,170	(50.7)
Other expenses	11,546	8,956	(22.4)	2,027	863	(57.4)
Non-operating income (expense), net	9,387	15,363	63.7	348	307	(11.9)
Income before income tax expense	328,598	390,697	18.9	40,102	34,323	(14.4)
Income tax expense	86,385	108,171	25.2	12,130	12,014	(1.0)
Net income	242,213	282,526	16.6	27,973	22,309	(20.2)

BANCO POPULAR
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JULY, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Jul-13	Jun-14	Jul-14	Jul-14 Vs. Jun-14	Jul-14 Vs. Jul-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	914,621	1,156,007	1,284,677	11.1	40.5
Interbank and overnight funds	2,418	4,562	9,973	118.6	312.5
Total Cash and cash equivalents	917,039	1,160,569	1,294,650	11.6	41.2
INVESTMENT SECURITIES
Debt securities	2,154,572	2,596,813	2,102,383	(19.0)	(2.4)
Trading	273,837	372,526	296,414	(20.4)	8.2
Available for Sale	1,243,253	1,595,899	1,279,945	(19.8)	3.0
Held to maturity	637,481	628,388	526,024	(16.3)	(17.5)
Equity securities	529,291	572,105	575,324	0.6	8.7
Trading	38,438	39,597	39,706	0.3	3.3
Available for Sale	490,853	532,508	535,618	0.6	9.1
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	2,683,863	3,168,918	2,677,706	(15.5)	(0.2)
LOANS AND FINANCIAL LEASES
Commercial loans	4,823,853	5,573,003	5,572,013	(0.0)	15.5
Consumer loans	6,418,206	6,591,520	6,595,185	0.1	2.8
Microcredit	14,067	13,274	13,018	(1.9)	(7.5)
Mortgage loans	89,025	128,447	135,793	5.7	52.5
Financial leases	297,031	250,384	244,449	(2.4)	(17.7)
Allowance for loans and financial leases losses	(455,183)	(456,340)	(443,492)	(2.8)	(2.6)
Total loans and financial leases, net	11,186,998	12,100,288	12,116,966	0.1	8.3
Interest accrued on loans and financial leases	117,473	123,912	122,609	(1.1)	4.4
Allowance on Interest accrued on loans and financial leases	(8,879)	(10,087)	(9,467)	(6.1)	6.6
Interest accrued on loans and financial leases, net	108,594	113,825	113,142	(0.6)	4.2
Bankers' acceptances, spot transactions and derivatives	487	365	655	79.4	34.4
Accounts receivable, net	39,558	48,203	45,010	(6.6)	13.8
Property, plant and equipment, net	158,619	158,955	161,618	1.7	1.9
Operating leases, net	413	347	341	(1.8)	(17.4)
Foreclosed assets, net	11,498	13,282	13,070	(1.6)	13.7
Prepaid expenses and deferred charges	83,161	44,335	46,277	4.4	(44.4)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	133,757	140,562	144,686	2.9	8.2
Reappraisal of assets	356,628	452,847	452,807	(0.0)	27.0
Total assets	15,680,614	17,402,497	17,066,926	(1.9)	8.8
LIABILITIES
DEPOSITS
Checking accounts	1,454,842	1,733,150	1,494,909	(13.7)	2.8
Time deposits	1,469,356	1,247,742	1,186,502	(4.9)	(19.3)
Savings deposits	7,412,539	8,618,727	8,608,718	(0.1)	16.1
Other	82,021	78,004	57,691	(26.0)	(29.7)
Total deposits	10,418,758	11,677,623	11,347,819	(2.8)	8.9
Bankers' acceptances, spot transactions and derivatives	485	208	581	180.0	19.9
Interbank borrowings and overnight funds	-	-	3,758	N.A.	N.A.
Borrowings from banks and other	201,680	195,427	194,483	(0.5)	(3.6)
Accrued interest payable	24,895	24,238	23,504	(3.0)	(5.6)
Other accounts payable	434,824	361,069	300,958	(16.6)	(30.8)
Bonds	1,806,771	2,070,438	2,070,438	-	14.6
Estimated Liabilities	218,221	179,635	195,856	9.0	(10.2)
Other liabilities	352,731	371,372	387,672	4.4	9.9
Total liabilities	13,458,365	14,880,010	14,525,068	(2.4)	7.9
Total shareholders' equity	2,222,249	2,522,487	2,541,858	0.8	14.4
Total liabilities and shareholders' equity	15,680,614	17,402,497	17,066,926	(1.9)	8.8

BANCO POPULAR
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JULY, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Jul-13	Jul-14	Jul-14 Vs. Jul-13	Jun-14	Jul-14	Jul-14 Vs. Jun-14
INTEREST INCOME
Interest on loans	827,568	808,831	(2.3)	115,213	115,382	0.1
Interest on investment securities	57,652	117,591	104.0	24,640	17,949	(27.2)
Interbank and overnight funds	8,988	7,522	(16.3)	2,418	595	(75.4)
Financial leases	21,169	15,000	(29.1)	1,984	2,138	7.7
Total Interest Income	915,377	948,944	3.7	144,255	136,064	(5.7)
INTEREST EXPENSE
Checking accounts	5,552	3,137	(43.5)	446	497	11.6
Time deposits	59,009	37,902	(35.8)	5,497	5,556	1.1
Saving deposits	130,114	180,944	39.1	26,240	24,296	(7.4)
Total interest expense on deposits	194,675	221,982	14.0	32,183	30,349	(5.7)
Borrowings from banks and others	7,167	2,942	(58.9)	439	447	1.9
Interbank and overnight funds (expenses)	2,384	3,739	56.8	135	1,572	N.A.
Bonds	64,454	62,379	(3.2)	10,140	10,756	6.1
Total interest expense	268,680	291,042	8.3	42,897	43,125	0.5
Net Interest Income	646,697	657,902	1.7	101,358	92,939	(8.3)
Provisions for loan and financial lease losses, accrued interest and other, net	61,048	44,115	(27.7)	4,434	7,003	57.9
Recovery of charged-off assets	(8,425)	(9,379)	11.3	(837)	(1,121)	34.0
Provision for investment securities, foreclosed assets and other assets	2,087	3,008	44.2	664	572	(13.8)
Recovery of provisions for investments securities, foreclosed assets and other assets	(650)	(825)	27.0	(238)	(125)	(47.3)
Total provisions, net	54,060	36,919	(31.7)	4,023	6,328	57.3
Net interest income after provisions	592,637	620,983	4.8	97,335	86,611	(11.0)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	50,729	53,593	5.6	7,757	8,278	6.7
Branch network services	70	70	-	10	10	-
Credit card merchant fees	3,709	3,935	6.1	528	759	43.8
Checking fees	1,951	1,729	(11.4)	223	268	20.0
Other	4,599	4,278	(7.0)	465	645	38.7
Total fees and other services income	61,058	63,604	4.2	8,982	9,959	10.9
Fees and other services expenses	22,615	23,388	3.4	3,922	4,329	10.4
Fees and other services income, net	38,443	40,216	4.6	5,060	5,630	11.3
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	1,917	(563)	(129.4)	(140)	21	115.1
Gains (losses) on derivative operations, net	(149)	(348)	134.0	516	(9)	(101.7)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	23,024	20,436	(11.2)	227	26	(88.8)
Other	923	1,018	10.4	208	128	(38.4)
Total other operating income	25,716	20,543	(20.1)	811	166	(79.5)
Total operating income	656,795	681,742	3.8	103,206	92,407	(10.5)
OPERATING EXPENSES
Salaries and employee benefits	134,191	138,379	3.1	20,428	20,825	1.9
Bonus plan payments	2,452	3,968	61.9	216	369	70.9
Termination payments	409	549	34.3	-	-	N.A.
Administrative and other expenses	189,165	189,844	0.4	36,499	23,736	(35.0)
Insurance on deposit, net	17,448	19,337	10.8	1,347	2,628	95.1
Charitable and other donation expenses	836	791	(5.4)	113	113	(0.0)
Depreciation	12,621	12,949	2.6	1,811	1,891	4.5
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	357,121	365,816	2.4	60,413	49,562	(18.0)
Net operating income	299,674	315,926	5.4	42,793	42,845	0.1
NON-OPERATING INCOME (EXPENSE)
Other income	85,162	42,508	(50.1)	11,655	3,940	(66.2)
Other expenses	8,285	13,599	64.1	1,728	739	(57.3)
Non-operating income (expense), net	76,877	28,909	(62.4)	9,926	3,202	(67.7)
Income before income tax expense	376,551	344,834	(8.4)	52,719	46,047	(12.7)
Income tax expense	127,022	113,029	(11.0)	20,625	15,855	(23.1)
Net income	249,529	231,805	(7.1)	32,094	30,192	(5.9)

BANCO AV VILLAS
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JULY, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Jul-13	Jun-14	Jul-14	Jul-14 Vs. Jun-14	Jul-14 Vs. Jul-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	627,665	911,656	802,318	(12.0)	27.8
Interbank and overnight funds	16,840	50,554	227,059	349.1	N.A.
Total Cash and cash equivalents	644,505	962,210	1,029,377	7.0	59.7
INVESTMENT SECURITIES
Debt securities	2,105,462	2,329,309	2,260,229	(3.0)	7.4
Trading	439,985	290,910	146,330	(49.7)	(66.7)
Available for Sale	1,341,658	1,673,236	1,799,444	7.5	34.1
Held to maturity	323,820	365,163	314,455	(13.9)	(2.9)
Equity securities	11,768	23,400	25,015	6.9	112.6
Trading	-	5,672	7,287	28.5	N.A.
Available for Sale	11,768	17,728	17,728	-	50.6
Allowance	(2,273)	(225)	(225)	0.0	(90.1)
Total investment securities, net	2,114,957	2,352,484	2,285,019	(2.9)	8.0
LOANS AND FINANCIAL LEASES
Commercial loans	2,551,607	2,749,839	2,782,586	1.2	9.1
Consumer loans	2,892,875	3,037,969	3,051,842	0.5	5.5
Microcredit	14,155	8,609	8,140	(5.4)	(42.5)
Mortgage loans	878,916	1,136,943	1,163,633	2.3	32.4
Financial leases	-	-	-	N.A.	N.A.
Allowance for loans and financial leases losses	(282,617)	(295,677)	(295,450)	(0.1)	4.5
Total loans and financial leases, net	6,054,937	6,637,683	6,710,752	1.1	10.8
Interest accrued on loans and financial leases	69,709	66,236	64,682	(2.3)	(7.2)
Allowance on Interest accrued on loans and financial leases	(8,881)	(10,643)	(10,246)	(3.7)	15.4
Interest accrued on loans and financial leases, net	60,828	55,593	54,436	(2.1)	(10.5)
Bankers' acceptances, spot transactions and derivatives	101	2,266	3,736	64.9	N.A.
Accounts receivable, net	45,917	50,295	58,135	15.6	26.6
Property, plant and equipment, net	105,301	95,687	95,435	(0.3)	(9.4)
Operating leases, net	-	-	-	N.A.	N.A.
Foreclosed assets, net	5,268	7,781	7,567	(2.8)	43.6
Prepaid expenses and deferred charges	46,719	32,993	33,580	1.8	(28.1)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	67,310	67,704	72,391	6.9	7.5
Reappraisal of assets	218,408	222,522	222,866	0.2	2.0
Total assets	9,364,251	10,487,218	10,573,294	0.8	12.9
LIABILITIES
DEPOSITS
Checking accounts	676,182	827,840	834,651	0.8	23.4
Time deposits	2,359,505	2,567,905	2,661,797	3.7	12.8
Savings deposits	4,157,443	4,739,910	4,647,251	(2.0)	11.8
Other	36,275	34,010	34,222	0.6	(5.7)
Total deposits	7,229,406	8,169,664	8,177,921	0.1	13.1
Bankers' acceptances, spot transactions and derivatives	342	1,861	3,315	78.1	870.1
Interbank borrowings and overnight funds	612,206	660,869	680,198	2.9	11.1
Borrowings from banks and other	75,777	153,264	169,388	10.5	123.5
Accrued interest payable	22,306	24,255	22,080	(9.0)	(1.0)
Other accounts payable	145,205	114,863	122,338	6.5	(15.7)
Bonds	-	-	-	N.A.	N.A.
Estimated Liabilities	102,860	75,609	89,649	18.6	(12.8)
Other liabilities	54,220	50,008	55,203	10.4	1.8
Total liabilities	8,242,321	9,250,393	9,320,092	0.8	13.1
Total shareholders' equity	1,121,930	1,236,824	1,253,201	1.3	11.7
Total liabilities and shareholders' equity	9,364,251	10,487,218	10,573,294	0.8	12.9

BANCO AV VILLAS
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JULY, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Jul-13	Jul-14	Jul-14 Vs. Jul-13	Jun-14	Jul-14	Jul-14 Vs. Jun-14
INTEREST INCOME
Interest on loans	454,747	461,447	1.5	65,798	67,606	2.7
Interest on investment securities	115,366	71,353	(38.2)	11,798	16,742	41.9
Interbank and overnight funds	3,212	1,999	(37.8)	270	472	75.0
Financial leases	-	-	N.A.	-	-	N.A.
Total Interest Income	573,325	534,800	(6.7)	77,866	84,819	8.9
INTEREST EXPENSE
Checking accounts	1,362	704	(48.3)	106	108	2.4
Time deposits	69,828	64,774	(7.2)	9,585	9,576	(0.1)
Saving deposits	49,156	50,112	1.9	6,722	7,734	15.1
Total interest expense on deposits	120,346	115,590	(4.0)	16,412	17,418	6.1
Borrowings from banks and others	2,567	1,820	(29.1)	248	236	(4.6)
Interbank and overnight funds (expenses)	11,423	12,594	10.3	1,659	1,504	(9.3)
Bonds	-	-	N.A.	-	-	N.A.
Total interest expense	134,336	130,005	(3.2)	18,319	19,159	4.6
Net Interest Income	438,989	404,795	(7.8)	59,547	65,660	10.3
Provisions for loan and financial lease losses, accrued interest and other, net	104,377	74,144	(29.0)	11,334	11,113	(1.9)
Recovery of charged-off assets	(13,383)	(15,808)	18.1	(4,271)	(2,207)	(48.3)
Provision for investment securities, foreclosed assets and other assets	1,201	8,372	597.1	214	273	27.8
Recovery of provisions for investments securities, foreclosed assets and other assets	(1,490)	(4,271)	186.7	(24)	(7)	(70.5)
Total provisions, net	90,705	62,437	(31.2)	7,252	9,172	26.5
Net interest income after provisions	348,284	342,358	(1.7)	52,295	56,489	8.0
FEES AND OTHER SERVICES INCOME
Commissions from banking services	88,689	93,070	4.9	13,490	13,660	1.3
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	8,864	9,905	11.7	1,374	1,662	21.0
Checking fees	4,380	4,496	2.6	566	712	25.8
Other	25,825	30,820	19.3	4,505	4,667	3.6
Total fees and other services income	127,758	138,291	8.2	19,935	20,702	3.8
Fees and other services expenses	37,553	42,572	13.4	6,335	6,509	2.7
Fees and other services income, net	90,205	95,719	6.1	13,600	14,193	4.4
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	1,032	218	(78.9)	(34)	75	317.8
Gains (losses) on derivative operations, net	(547)	452	182.5	47	12	(74.9)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	4,685	3,103	(33.8)	-	-	N.A.
Other	3	387	N.A.	268	70	(74.0)
Total other operating income	5,173	4,159	(19.6)	281	156	(44.4)
Total operating income	443,661	442,236	(0.3)	66,176	70,838	7.0
OPERATING EXPENSES
Salaries and employee benefits	88,915	90,280	1.5	12,898	12,492	(3.2)
Bonus plan payments	1,102	674	(38.8)	166	83	(49.6)
Termination payments	351	321	(8.6)	51	1	(98.7)
Administrative and other expenses	161,836	161,441	(0.2)	22,421	26,321	17.4
Insurance on deposit, net	12,115	12,649	4.4	2,034	2,036	0.1
Charitable and other donation expenses	369	95	(74.3)	13	13	(0.0)
Depreciation	10,965	9,721	(11.3)	1,357	1,344	(0.9)
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	275,652	275,181	(0.2)	38,938	42,290	8.6
Net operating income	168,009	167,056	(0.6)	27,237	28,548	4.8
NON-OPERATING INCOME (EXPENSE)
Other income	6,043	13,371	121.2	516	1,330	157.8
Other expenses	6,885	6,524	(5.2)	898	888	(1.1)
Non-operating income (expense), net	(841)	6,847	913.7	(382)	442	215.7
Income before income tax expense	167,167	173,902	4.0	26,855	28,990	8.0
Income tax expense	58,709	53,633	(8.6)	7,171	10,168	41.8
Net income	108,458	120,269	10.9	19,684	18,822	(4.4)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel